UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RADISYS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value
(Title of Class of Securities)

750459109
(CUSIP Number of Class of Securities of Underlying Common Stock)

Julia A. Harper
Chief Financial Officer, Vice President of Finance and Administration and Secretary
RadiSys Corporation
5445 NE Dawson Creek Drive
Hillsboro, Oregon 97124
(503) 615-1100
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Daniel W. Rabun
Baker & McKenzie
2001 Ross Avenue, Suite 2300
Dallas, Texas 75201

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
$43,241,974	$3,498.28

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 809,722 shares of common stock of RadiSys Corporation having an aggregate value of $43,241,974 as of July 30, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable
Form or Registration No.: Not applicable	Date filed: Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

     This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 31, 2003, relating to an offer by RadiSys Corporation (“RadiSys” or the “Company”) to exchange options to purchase an aggregate of 809,722 shares of the Company’s common stock, no par value, whether vested or unvested, that have been granted under the RadiSys Corporation 1995 Stock Incentive Plan or the RadiSys Corporation 2001 Nonqualified Stock Option Plan with an exercise price of $20.00 per share or higher. An additional exhibit, consisting of a Memorandum to RadiSys Employees regarding the Information Meetings Calendar, is attached hereto as Exhibit (a)(1)(O).

Item 12. Exhibits.

     Item 12 of the Tender Offer Statement on Schedule TO is hereby amended to add a reference to Exhibit (a)(1)(O) which is filed herewith as follows:

(a)(1)(A)*	Stock Option Exchange Program Tender Offer Statement, dated July 31, 2003.
(B)*	Stock Option Exchange Program Overview.
(C)*	Stock Option Exchange Program Frequently Asked Questions.
(D)*	Web Site Election and Confirmation Forms.
(E)*	Hard Copy Election Agreement.
(F)*	RadiSys Human Resources Department presentation materials.
(G)*	Email from Glenn Splieth dated July 31, 2003.
(H)*	Letter from Glenn Splieth to eligible RadiSys employees on leave of absence.
(I)*	Letter from Glenn Splieth to eligible RadiSys employees in Japan.
(J)*	PIN Email for Eligible Employees.
(K)*	Stock Option Exchange Program Significant Events Calendar.
(L)*	Form of Option Exchange Reminder Emails.
(M)*	Form of Confirmation of Cancellation of Tendered Options and Commitment to Grant New Options.
(N)*	Form of Notice of No Election.
(O)	Memorandum to RadiSys Employees regarding the Information Meetings Calendar.
(b)*	Not applicable.
(d)(1)*	RadiSys Corporation 1995 Stock Incentive Plan, as amended through May 13, 2003.
(2)*	RadiSys Corporation 2001 Nonqualified Stock Option Plan, as amended through May 13, 2003.
(3)*	Form of stock option agreement for the RadiSys Corporation 1995 Stock Incentive Plan.
(4)*	Form of stock option agreement for the RadiSys Corporation 2001 Nonqualified Stock Option Plan.
(g)*	Not applicable.
(h)*	Not applicable.

* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on July 31, 2003.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

RADISYS CORPORATION

/s/ Julia A. Harper
Name: Title:	Julia A. Harper Chief Financial Officer, Vice President of Finance and Administration and Secretary

Date: August 1, 2003

INDEX TO EXHIBITS

(a)(1)(A)*	Stock Option Exchange Program Tender Offer Statement, dated July 31, 2003.
(B)*	Stock Option Exchange Program Overview.
(C)*	Stock Option Exchange Program Frequently Asked Questions.
(D)*	Web Site Election and Confirmation Forms.
(E)*	Hard Copy Election Agreement.
(F)*	RadiSys Human Resources Department presentation materials.
(G)*	Email from Glenn Splieth dated July 31, 2003.
(H)*	Letter from Glenn Splieth to eligible RadiSys employees on leave of absence.
(I)*	Letter from Glenn Splieth to eligible RadiSys employees in Japan.
(J)*	PIN Email for Eligible Employees.
(K)*	Stock Option Exchange Program Significant Events Calendar.
(L)*	Form of Option Exchange Reminder Emails.
(M)*	Form of Confirmation of Cancellation of Tendered Options and Commitment to Grant New Options.
(N)*	Form of Notice of No Election.
(O)	Memorandum to RadiSys Employees regarding the Information Meetings Calendar.
(b)*	Not applicable.
(d)(1)*	RadiSys Corporation 1995 Stock Incentive Plan, as amended through May 13, 2003.
(2)*	RadiSys Corporation 2001 Nonqualified Stock Option Plan, as amended through May 13, 2003.
(3)*	Form of stock option agreement for the RadiSys Corporation 1995 Stock Incentive Plan.
(4)*	Form of stock option agreement for the RadiSys Corporation 2001 Nonqualified Stock Option Plan.
(g)*	Not applicable.
(h)*	Not applicable.

* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on July 31, 2003.